Exhibit 26.h.20.iii

ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT is effective as of [EFFECTIVE DATE] (the “Effective Date”, between BLACKROCK ADVISORS, LLC (“BAL”) and MINNESOTA LIFE INSURANCE COMPANY, a life insurance company organized under the laws of the State of Minnesota (the “Insurer”).

WHEREAS, BAL is the investment advisor to BlackRock Variable Series Funds, Inc. and BlackRock Variable Series Funds II, Inc. (each, the “Fund”); and

WHEREAS, the Insurer issues variable annuity contracts and/or variable life insurance policies (the “Contracts”); and

WHEREAS, the Insurer, the Fund and BlackRock Investments, LLC (“BRIL”) have entered into a Fund Participation Agreement (“Participation Agreement”) effective as of May 1, 2021, providing for the sale of shares of the Fund to certain separate accounts of the Insurer (“Separate Accounts”); and

WHEREAS, amounts invested in the Contracts by contract owners (“Contract Owners”) are deposited in the Separate Accounts of the Insurer which will in turn purchase shares of certain series of the Fund (“Shares”), each of which is an investment option offered by the Contracts (the “Portfolios”); and

WHEREAS, the Fund may derive savings in administrative expenses by virtue of having the Separate Accounts of the Insurer as shareholders of record of the Shares and having the Insurer perform certain administrative services for the Fund, which are identified on Schedule A hereto; and

WHEREAS, neither BAL nor the Insurer has any contractual or other legal obligation to perform such administrative services for the Fund; and

WHEREAS, the Insurer desires to be compensated for providing such administrative services to the Fund; and

WHEREAS, BAL desires that the Fund benefit from the lower administrative expenses expected to result from the administrative services performed by the Insurer holding omnibus accounts with the Fund’s transfer agent on behalf of Contract Owners.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Administrative Expense Payments.

(a) The fee due for an invoice period for position(s)(“Positions”) in an applicable share class of an equity Portfolio (excluding index Portfolios) described on Schedule B of the Participation Agreement held in Separate Account(s) of the Insurer shall be equal to the product of (i) the annual fee rate of [5] basis points (0.05%),(ii) the quotient of (A) the number of calendar days in the invoice period divided by (B) 365 days (or 366 days during a leap year) and (iii) the average daily value of such share class of such Portfolio held by the Separate Account(s) for the invoice period.

(b) The fee due for an invoice period for Positions in an applicable share class of a fixed income Portfolio (excluding index Portfolios) described on Schedule B of the Participation Agreement held in Separate Account(s) of the Insurer shall be equal to the product of (i) the annual fee rate of 5 basis points (0.05%),(ii) the quotient of (A) the number of calendar days in the invoice period divided by (B) 365 days (or 366 days during a leap year) and (iii) the average daily value of such share class of such Portfolio held by the Separate Account(s) for the invoice period.

(c) The fee due for an invoice period for Positions in an applicable share class of an index Portfolio described on Schedule B of the Participation Agreement held in Separate Account(s) of the Insurer shall be equal to the product of (i) the annual fee rate of 5 basis points (0.05%),(ii) the quotient of (A) the number of calendar days in the invoice period divided by (B) 365 days (or 366 days during a leap year) and (iii) the average daily value of such share class of such Portfolio held by the Separate Account(s) for the invoice period.

(d) No fees shall be paid on money market Portfolios.

(e) The “daily value” of an applicable share class of a Portfolio held in the Separate Accounts of the Insurer for a calendar day will be the product of (i) the Share net asset value for that CUSIP for the calendar day as reported by the Fund or its designee and (ii) total number of Shares of the Portfolio calculated for that CUSIP held in the Separate Accounts on that calendar day.

(f) The “average daily value” of an applicable share class of a Portfolio held in the Separate Accounts of the Insurer for the invoice period will be computed by totaling the daily value of that CUSIP held in the Separate Accounts on each calendar day of the invoice period and dividing the result by the total number of calendar days during the invoice period.

(g) The Insurer shall calculate the payment contemplated in this Section 1 after the end of each calendar quarter and shall submit invoices on a quarterly basis to BAL or its designee at AMRS.RetailIntermediaryPayments@Blackrock.com or such other electronic transmission (email) address specified by BAL or its designee from time to time. Invoices shall be accurate in all material respects. The invoices will be submitted in a Microsoft Excel format and will include the following information for the applicable invoice period:

1.	The average daily value by CUSIP and account of the Positions.

2.	The basis point fee rate that applies to each CUSIP and account.

3.	The fee amounts due by CUSIP.

4.	The total fee amount due.

5.	Payment instructions (Wire/ACH).

6.	Invoice contact information for the Insurer.

7.	The Identifier (as hereinafter defined).

Invoices must be received in a timely manner. Any initial invoice which is received by BAL or its designee subsequent to three (3) months after the time period covered by the invoice may be subject to non-payment at the discretion of BAL. Additions or adjustments by the Insurer to previously received invoices, which are received by BAL or its designee subsequent to six (6) months after the time period covered by the invoice may also be subject to non-payment at the discretion of BAL.

The assets and/or accounts covered under this Agreement (collectively, the “Assets”) may not be subject to any fee arrangements between the Fund, BAL or BRIL (collectively, “Fund Parties”) or any of their respective affiliates (collectively, the “BlackRock Companies”) and the Insurer, any of its affiliates or any entity with which the Insurer or any of its affiliates has established a contractual arrangement with respect to the Assets (each, an “Insurer Company” and collectively, the “Insurer Companies”) for administrative, sub-transfer agency, sub-accounting or networking services or any services similar to any of these services (collectively, “Services”), other than as described in this Agreement or a Fund’s distribution and/or service plan(s) pursuant to Rule 12b-1 (“Rule 12b-1 Plan”) or agreement related to such Rule 12b-1 Plan. The Insurer shall ensure that other than pursuant to a Fund’s Rule 12b-1 Plan or agreement related to such Rule 12b-1 Plan, no Insurer Company will charge any of the BlackRock Companies for Services with respect to the Assets or collect fees for Services with respect to the Assets (“Duplicative Fees”), other than pursuant to this Agreement.

If any of the Insurer Companies accepts Duplicative Fees, upon the Insurer’s discovery of such occurrence or upon the request of BAL or its designee, the Insurer will promptly refund to BAL or its designee the amount of such Duplicative Fees. Refunds shall be made no more than thirty (30) days after the Insurer discovers the duplicative payment or receives a request of repayment of Duplicative Fees from BAL or its designee. If Duplicative Fees are not timely repaid to BAL or its designee, the Insurer authorizes any of the BlackRock Companies to offset the amount of such Duplicative Fees against any amount payable to any of the Insurer Companies by any of the BlackRock Companies, including, without limitation, commissions and services fees.

BAL or its designee shall only be responsible for fees accrued and payable prior to termination of this Agreement. Invoices shall only cover time periods prior to termination of this Agreement.

The Insurer will provide BAL or its designee with one or more unique identifiers used by it to effect transactions contemplated by this Agreement or the Participation Agreement such as a Dealer Number, Branch Code, Rep Code, Tax I.D. and/or the account number (individually and collectively, the “Identifier”). The Identifier will identify the Assets the Insurer will be servicing pursuant to this Agreement with as much particularity as possible.

BAL and its designee reserve the right at any time in their reasonable discretion to require the Insurer to provide an alternate or additional Identifier to enable them to reconcile invoices. Account number(s) and the Identifier (if it is not the account number) will be the means of identification for transactions and other activities engaged in with respect to this Agreement and the Participation Agreement

(h) The Insurer hereby represents that the fees paid to it pursuant to this Agreement are reasonable in relation to the services it provides and reasonably similar to fees it receives for equivalent services provided to other parties.

(i) All expenses incident to the performance by each party of its respective duties or other obligations under this Agreement shall be paid by the party, except as otherwise provided in this Agreement or agreed in writing by the parties.

2.	Nature of Payments.

The parties to this Agreement recognize and agree that the payments to the Insurer are for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Fund shares and are not otherwise related to investment advisory or distribution services or expenses. The amount of administrative expense payments made to the Insurer pursuant to Section 1 of this Agreement is intended to reimburse or compensate the Insurer for providing administrative services for the Fund with respect to the Contracts or any Separate Accounts. By accepting compensation for the administrative services, the Insurer hereby represents, warrants and covenants that it is providing such services.

3.	Confidentiality.

Any basis point rates paid to the Insurer by BAL or its designee shall be deemed confidential information of the Fund Parties and shall not be disclosed by Insurer to any other person. Notwithstanding the foregoing, this shall not preclude the Insurer from making any required filings with its regulators, making any other disclosure required by law or disclosing a range of fees paid to it by fund companies so long as the specific basis point rates used to calculate the fees paid to the Insurer by BAL or its designee pursuant to this Agreement are not attributed to any of the Fund Parties.

4.	Term and Termination.

(a)	Any party may terminate this Agreement, without penalty, on thirty (30) days’ advance written notice to the other party.

(b)

This Agreement shall automatically terminate upon (i) the termination of the Participation Agreement, or (ii) the dissolution or bankruptcy of any party hereto, or in the event that any party hereto is placed in receivership or rehabilitation, or in the event that the management of its affairs is assumed by any regulatory or judicial authority.

5.	Amendment; Waiver.

No modification of any provision of this Agreement will be binding unless in writing and executed by all parties to the Agreement. No waiver of any provision of this Agreement will be binding unless in writing and executed by the party granting such waiver. Any valid waiver of a provision set forth herein shall not constitute a waiver of any other provision of this Agreement. In addition, any such waiver shall constitute a present waiver of such provision and shall not constitute a permanent future waiver of such provision.

6.	Notices.

Unless otherwise specified in this Agreement, all notices shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of delivery); (b) when delivered if sent by a nationally recognized overnight courier (with written or electronic confirmation of delivery); or (c) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Notices must be sent to the respective parties at the address(es) indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6).

To BAL:	With a copy to:

BlackRock Advisors, LLC Attn: Ariana Brown Global Client Services-Onboarding- Contracting 40 East 52nd Street New York, NY 10022	BlackRock, Inc. Attn: General Counsel 40 East 52nd Street New York, NY 10022

To the Insurer:	With a copy to:
Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101 Attn: Vice President - Law	Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101 Attn: Melissa E Nelson A7-6827

7.	Miscellaneous.

(a)

Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, privileges, duties or obligations of the parties may be assigned by a party without the written consent of the other party. Any attempted assignment in violation of this Section 7(a) shall be null and void.

(b)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(c)

Governing Law. This Agreement, including the attached schedules, shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware, without reference to any conflict of laws provisions thereof that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(d)

Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect insofar as the foregoing can be accomplished without materially affecting the benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

(e)

Entire Agreement. This Agreement, including all attachments hereto, is subject to the terms and conditions of the Participation Agreement. This Agreement, including the attachments hereto, and the Participation Agreement, including the attachments thereto, constitute the entire agreement between the parties with respect to the subject matter contained herein, and supersede all prior or contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

(f)

Survival. The provisions of Sections 1(g), 1(h), 3, 6 and 7 shall survive the termination of this Agreement, and all the provisions of this Agreement shall survive the termination of this Agreement for so long as transactions in shares of the Fund are permitted pursuant to Section 7.7 of the Participation Agreement.

(g)	Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(h)

Rights, Remedies and Obligations Cumulative. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies, and obligations, at law or in equity, which the parties hereto are entitled to under Applicable Law. Nothing in this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the parties hereto.

(i)

Cooperation. Each party shall cooperate with each other party and all appropriate regulatory and self-regulatory authorities (including without limitation the SEC, the Financial Industry Regulatory Authority and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

(j)	Non-Exclusivity. The parties to this Agreement acknowledge and agree that this Agreement shall not be exclusive in any respect.

(k)

No Trial by Jury. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l)

Consequential Damages. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL THE INSURER, FUND PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES BE LIABLE TO THE OTHERS OR ANY THIRD PARTY FOR SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING, BUT NOT LIMITED TO, BUSINESS INTERRUPTION, LOSS OF BUSINESS REPUTATION OR OPPORTUNITY AND LOST PROFITS, WHETHER ARISING OUT OF OR RESULTING FROM BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, REGARDLESS OF WHETHER SUCH DAMAGE WAS FORESEEABLE AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(m)	Defined Terms. Any terms not defined herein shall have the meaning ascribed to it in the Participation Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

BLACKROCK ADVISORS, LLC	MINNESOTA LIFE INSURANCE COMPANY

By:	By:

Name:	Name:

Title:	Title:

Date Executed:	Date Executed:

Schedule A

ADMINISTRATIVE SERVICES FOR THE FUND

Maintenance of books and records

•	Maintaining an inventory of share purchases to assist transfer agent in recording issuance of shares.

•	Performing miscellaneous accounting services to assist transfer agent in recording transfers of shares (via net purchase orders).

•	Reconciliation and balancing of the Separate Account at the Fund level in the general ledger and reconciliation of cash accounts at general account level.

Purchase Orders

•	Determination of net amount of cash flow into the Fund.

•	Reconciliation and deposit of receipts at the Fund and confirmation thereof.

Redemption Orders

•	Determination of net amount required for redemptions by the Fund.

•	Notification to the Fund of cash required to meet payments.

•	Cost of share redemptions.

Other Administrative Support

•	Telephonic support for Contract Owners with respect to inquiries about the Fund (not including information about performance or related to sales.)

•	Providing other administrative support to the Fund as mutually agreed between the Insurer and the Fund.

•	Relieving the Fund of other usual or incidental administrative services provided to individual Contract Owners.

•	Preparation of reports to certain third-party reporting services.